Exhibit 19

JOHNSON & JOHNSON

STOCK TRADING POLICY FOR DIRECTORS, EXECUTIVE OFFICERS AND INSIDERS

Federal and state laws prohibit Insiders (as defined below) from buying or selling securities of Johnson & Johnson (“J&J”) when they are aware of material non-public information about J&J and from passing along (or “tipping”) such information to others who then trade. This illegal activity is commonly referred to as insider trading. Individuals who trade on material non-public information (or tip information to others who trade) can be liable for civil and criminal penalties, in addition to legal and disciplinary action from J&J, up to and including dismissal for cause.

This Stock Trading Policy (this “Policy”) for Directors and Executive Officers (and family members living in the same household) and other Insiders provides guidelines with respect to transactions in the securities of J&J. J&J has adopted this Policy regarding securities transactions to help prevent insider trading and to protect our reputation for integrity and ethical conduct.

I. When does this Policy Apply?

General prohibition: The general prohibition on trading or “tipping” when aware of material non-public information is always applicable.

Blackout Period: Starting on the date two weeks prior to the end of each fiscal quarter, through and until 24 hours after financial results for that fiscal quarter (or the fiscal year) are announced, no Insiders may trade in J&J securities. This period when trading is not allowed is called a "Blackout Period."

Example: If the fiscal quarter ends on September 30 and financial results are released at 8:00 AM (EDT) on October 16, then trading is prohibited under this Policy from September 16 through and until 8:00 AM (EDT) on October 17.

II. Who is Covered by this Policy?

“Section 16 Insiders” who are:
a.Members of the Board of Directors;
b.Members of the Executive Committee;
c.Corporate Controller; or
d.Family members living in the same household as any Section 16 Insider (see "Additional Guidance" section below).

“Restricted Insiders” who are:
•Treasurer, Corporate Secretary and any other individual as may be designated from time to time by the General Counsel;
•Company Group Chairmen;
•Members of Group Operating Committees and Sector Leadership Teams;

•All individuals reporting directly to the Chief Financial Officer (excluding non-finance staff members);
•Certain employees in the Corporate Controller's group who are involved in the preparation of financial statements (to be determined by the Chief Financial Officer);
•Investor Relations professionals; or
•Family members living in the same household as any Restricted Insider (see "Additional Guidance" section below).

“Insiders” who are:
•Section 16 Insiders; or
•Restricted Insiders.

III. What Transactions are Prohibited by this Policy?

•Trading in J&J securities when in possession of material non-public information.
•Trading in J&J securities during a Blackout Period, as described further in Section IV below.
•Gifts of J&J securities when in possession of material non-public information or during a Blackout Period, except as otherwise permitted under Section VII below.

IV. What Transactions are Prohibited During a Blackout Period?

•Open market purchase or sale of J&J securities.
•Purchase or sale of J&J securities through a broker (unless in accordance with pre-arranged and pre-approved written plans or irrevocable instructions -- see "Additional Guidance" section below).
•Sale or exchange of J&J securities in connection with the exercise of stock options (including any sale of shares subject to a stock option as part of a cashless exercise of an option, or any sale or exchange of shares to generate the consideration needed to fund the exercise of an option or to pay taxes).
•Elections to make or change existing elections under the Dividend Reinvestment Plan. Switching existing balances into or out of the J&J Stock Fund in the Company 401(k) Savings Plan.
•Increasing or decreasing future contributions to the J&J Stock Fund in the Company 401(k) Savings Plan.
•Gifts of J&J securities except as otherwise permitted in Section VII below.

V. What Transactions are Allowed During a Blackout Period?

•Regular and matching contributions to the J&J Stock Fund in the Company 401(k) Savings Plan.
•Regular reinvestment of dividends under the Dividend Reinvestment Plan.
•Transfers of J&J securities to or from a trust.
•Regular purchase of J&J securities under the Employee Stock Purchase Plan.

VI. Pre-Clearance of Stock Transactions for Section 16 Insiders

At all times, even when a Blackout Period is not in effect, before purchasing or selling J&J securities, or engaging in any other transaction prohibited during a Blackout Period, Section 16 Insiders must pre-clear all transactions in J&J securities (including gifts) in writing by notifying the General Counsel or Corporate Secretary at least two (2) business days in advance of the proposed transaction. In addition, (i) the Chief Executive Officer will be notified of any transaction requests by other Section 16 Insiders and (ii) the Lead Director of the Board of Directors or any Non-Executive Chairman of the Board of Directors, as applicable, will be notified of any transaction requests by the Chief Executive Officer and any Executive Chairman of the Board of Directors. The transaction must be placed within four (4) business days of the receipt of written pre-clearance from the General Counsel or Corporate Secretary.

VII. Gifts of J&J Securities

Gifts of J&J securities may include gifts to trusts for estate planning purposes, as well as donations to a charitable organization. Whether a gift of securities is a transaction that should be avoided while the person making the gift is in possession of material non-public information may depend on the various circumstances surrounding the gift. Accordingly, you are encouraged to consult the Legal Department when contemplating a gift, and Section 16 Insiders are required to obtain pre-clearance of the gift.

VIII. Pre-Arranged Rule 10b5-1 Trading Plans

An Insider may trade in J&J securities (including the exercise of stock options and the sale or exchange of shares underlying such stock options) during a Blackout Period in accordance with certain pre-arranged written plans or irrevocable instructions (“Trading Plans”) that meet the requirements set forth in this Section VIII; provided however, a Section 16 Insider who is subject to the Stock Ownership Guidelines may not use a Trading Plan until their required ownership level has been met.

•First, the proposed Trading Plan must be entered into in good faith at a time when the Insider is not in possession of any material non-public information and not during a Blackout Period.
•Second, the proposed Trading Plan must either specify the number of shares to be purchased or sold on specific dates, or else provide a written formula for that trading.
•Third, the proposed Trading Plan must be pre-approved in writing by the General Counsel or the Corporate Secretary at least five business days prior to entry into a Trading Plan or modification thereof.
•Fourth, the proposed Trading Plan must comply with SEC Rule 10b5-1 (17 CFR 240.10b5-1), or any successor rule.

Single Plan: An Insider may not enter into (i) multiple Trading Plans providing for transactions during overlapping periods or (ii) a Trading Plan providing for the open-market purchase or sale of the total amount of J&J securities under the plan as a single transaction more than once in a 12-month period. The foregoing restrictions do not apply to eligible “sell-to-cover” transactions to sell only such shares as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of certain types of compensatory awards under SEC Rule 10b5-1(c)(1)(ii)(D)(3).

Waiting Period: The first trade made under any Trading Plan may not take place until 30 days following entry into such Trading Plan. For Section 16 Insiders, the first trade may not take place until the later of (i) 90 days following entry into such Trading Plan, or (ii) 2 business days following J&J’s filing of Form 10-Q or 10-K with the SEC for the completed fiscal quarter in which the plan was adopted (subject to a maximum of 120 days following entry into such Trading Plan).

Early Termination: A Trading Plan is deemed terminated upon the expiration of its term or the sale of all of the J&J securities subject to such Trading Plan. A Trading Plan may be terminated by an Insider before either the expiration of its term or the sale of all of the J&J securities subject to the Trading Plan (an “early termination”) only after receipt of written approval by the General Counsel or the Corporate Secretary. Note any new Trading Plan would be subject to the waiting period described above. Early termination is strongly discouraged, but in certain limited circumstances, the General Counsel or the Corporate Secretary may consider whether early termination of a plan is warranted.

Amendments: Amendments or modifications to a Trading Plan may only be made after receipt of written approval by the General Counsel or Corporate Secretary. In addition, (i) an Insider may not amend a Trading Plan when in possession of material non-public information or during a Blackout Period and (ii) the amendment may not be effective until 30 days (or for Section 16 Insiders, the longer waiting period described above) thereafter. Amendments are strongly discouraged.

Section 16 Insider Representations: A new or modified Trading Plan by a Section 16 Insider must include a representation certifying that, on the date of adoption of the plan, the individual Section 16 Insider (i) is not aware of any material non-public information about the security or J&J; and (ii) is adopting such plan in good faith and not as part of a plan or scheme to evade the prohibitions of SEC Rule 10b-5.

Notwithstanding the foregoing, adoption of a Trading Plan does not preclude trades outside of such Trading Plan that are otherwise made in accordance with this Policy.

For further information about Trading Plans, please contact the Corporate Secretary’s Office.

IX. Additional Guidance for People Covered by this Policy:

Actual Knowledge of Financial Results does not Matter: This Policy applies regardless of your actual knowledge of financial results. An Insider may not trade in J&J securities during a Blackout Period even if that person has no knowledge of the current financial results.

Trading while Knowing Material Non-public Information. SEC rules, as well as the J&J Code of Business Conduct and the J&J Code of Business Conduct & Ethics for Members of the Board of Directors and Executive Officers, prohibit buying or selling J&J securities while in possession of material non-public information about the Company. In no event should anyone covered by this Policy trade in J&J securities at any time when he or she has knowledge of material information involving the Company, which has not been disclosed publicly. In the event that an Insider is unsure as to whether any news, development or other information would be considered material, or has any other question as to whether he or she should refrain from trading in J&J securities, they should contact the Corporate Secretary's Office (as stated above, Section 16 Insiders are always required to pre-clear all trades).

Derivative Instruments: Persons covered by this Policy are prohibited at all times from buying or selling "put" or "call" options on J&J securities, short sales, hedging transactions and other types of derivative instruments linked to the performance of J&J securities.

Family Members who Live in Your Household: Family members of people covered by this Policy, who share the same household, are also covered by this Policy to the same extent as the person covered by this Policy. In addition, children who go away to college or otherwise leave home, but remain financially dependent on you, should be considered to be living in your household and subject to this Policy. If your spouse or children own any J&J securities, it is important to advise them of this Policy. If any other "family members" live in an Insider’s household, they should also be aware of these restrictions and should not engage in any transactions involving J&J securities without first discussing with the Insider.

Other J&J Securities an Insider may Control. This Policy applies to all investment decisions made by people covered by this Policy. If an Insider has the power to direct the purchase or sale of J&J securities by virtue of his or her position as a shareholder, director or officer of a corporation or not-for-profit organization, or as a trustee of a trust or executor of an estate, then for the purposes of this Policy that Insider should not engage in a transaction in J&J securities on behalf of that corporation, organization, trust or estate that would not be permitted to be engaged in by them in their personal capacity under this Policy.

Exceptions to Policy. Exceptions to this Policy may be granted only under the most extenuating of circumstances. Any exception must be approved by the General Counsel and requires that the individual not be in possession of material non-public information. An urgent or unexpected need for money is not a defense to charges of trading on material non-public information.

Post-Termination Transaction. Subject to any additional terms, conditions, or restrictions that may be set forth in an agreement between an Insider and J&J, for a period of time after their status with J&J terminates, all aspects of this Policy (including mandatory preclearance of any transactions in J&J securities) shall continue to apply until the later of (i) the end of the first black out period following the public release of earnings for the fiscal quarter in which the Insider’s status with J&J terminates or (ii) the beginning of the second market trading day after the earlier of (a) the public disclosure of any material non-public information known to the Insider or (b) such time as any material non-public information known to the Insider is no longer material.

X. Whom do I Contact with Questions about this Policy?

Please contact the Office of Corporate Secretary at 732-524-2455 or by email at AskCorpSec@its.jnj.com with any questions.

As amended by the Board of Directors of Johnson & Johnson
Effective: April 27, 2023